Exhibit 99.1

SPI Energy Enters into Agreement to Amend Redemption Feature of Convertible Promissory Note

SANTA CLARA, California, December 30, 2019 (GLOBE NEWSWIRE) – SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global provider of green energy solutions with strategic investments in green-energy-enabled products and services, today announced the amendment of certain redemption feature of the Convertible Promissory Note (the “Note”) previously made by SPI Energy in favor of Iliad Research & Trading, L.P. (the "Lender") on May 28, 2019, with a principal amount of $1,331,500.

Beginning November 28, 2019, the Lender had the right to redeem up to $200,000 of the Note per calendar month, and the Lender submitted such an election in December 2019. At the Company’s election, payment of each redemption may be made in cash or by SPI Energy’s ordinary shares. In accordance with the amendment, the parties agreed that the Lender would cancel the December 2019 redemption request and would not make a redemption request until January 2020 and that the maximum monthly amount that the Lender may redeem in January, February and March 2020 will be $300,000 (the “Maximum Monthly Redemption Amount”) instead of $200,000. Any portion of the Maximum Monthly Redemption Amount that is not redeemed in a given month may be redeemed in the following month or months.

As previously announced, in the event that SPI Energy elects to pay the redemption amount in shares, the conversion price will the lesser of (a) the Lender Conversion Price of $10 per share, and (b) the market price of the ordinary shares, which will be equal to 80% of the lowest closing trade price during the ten trading days immediately preceding the applicable measurement date. In the event that SPI Energy is unable to pay for the redemption with its ordinary shares, the Company would be required to repay any redemption in cash.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is an established provider of photovoltaic solutions with global operations in key markets in Australia, Europe, Japan and the United States. The Company is leveraging its solar platform and expertise to make strategic investment in green industries with significant growth and earnings potential and/or green-energy-enabled products and services.

For inquiries, please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

RedChip Companies

Bruce Haase

(407) 712-8965

bruce@redchip.com